

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

September 23, 2009

Mr. Fernando Ramirez Mazarredo
Chief Financial Officer
Repsol YPF, S.A.
Paseo de la Castellana, 278
28046 Madrid, Spain

> **Re:** **Repsol YPF, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed May 30, 2008**
> **Response Letter Dated September 30, 2008**
> **Response Letter Dated December 1, 2008**
> **Response Letter Dated February 2, 2009**
> **Response Letter Dated March 27, 2009**
> **Response Letter Dated May 26, 2009**
> **File No. 1-10220**

Dear Mr. Mazarredo:

   We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                                            Sincerely,

                                            H. Roger Schwall
                                            Assistant Director